UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of: Natixis Advisors, L.P. Natixis ETF Trust II 888 Boylston Street Boston, MA 02199-8197	File No. 812-14870

Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

All communications and orders to:

Peter J. Shea, Esq.

K&L Gates LLP

599 Lexington Avenue, 32nd Floor

New York, NY 10022-6030

212-536-3988, peter.shea@klgates.com

Page 1 of 35 sequentially numbered pages.

As filed with the U.S. Securities and Exchange Commission on November 9, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: Natixis Advisors, L.P. Natixis ETF Trust II File No. 812-14870

Second Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a) (2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d) (1)(B) of the 1940 Act

I.	Summary of Application.

In this application, as amended (“Application”), Natixis Advisors, L.P. (the “Initial Adviser”) and Natixis ETF Trust II (the “Trust”, and collectively with the Initial Adviser, the “Applicants”), request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order”).

Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), and 22(d) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate a series with an actively managed investment portfolio (“Initial Fund”) that will offer exchange-traded shares (“Shares”).

Applicants request that the Order requested herein apply not only to the Initial Fund but also to any future series of the Trust offering Shares as well as other existing or future open-end management companies or existing or future series thereof offering Shares that will utilize active management investment strategies and invest in U.S.-listed equity securities and U.S.-listed exchange-traded funds that invest primarily in U.S.-listed equity securities, as well as cash and cash equivalents (collectively, “Future Funds”). Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (the Initial Adviser and each such other entity included in the term “Adviser”), and (b) comply with the terms and conditions of the Application. The Initial Fund and Future Funds together are the “Funds”. Each Fund will operate as an exchange-traded fund (“ETF”).

As an initial matter, Applicants note that the Securities and Exchange Commission (“Commission”) has issued orders on exemptive applications that involve actively managed ETFs seeking relief substantially identical to the relief that Applicants are requesting.1 However, a condition to those prior orders has been that before commencement of trading on each Business Day (as defined below), the ETF would disclose on its website the identities and quantities of all of the portfolio instruments held by the ETF that would form the basis for the ETF’s calculation of net asset value (“NAV”) at the end of the Business Day. Applicants believe that for some investment strategies, this level of transparency could lead to front-running of an ETF’s portfolio trades and allow other market participants to free ride on an ETF’s investment strategy.

1 See, e.g., Gadsden ETF Trust and Gadsden, LLC, Investment Company Act Release Nos. 32999 (Jan. 30, 2018) (notice) and 33040 (Mar. 7, 2018) (order); CBOE Vest Financial, LLC, et al., 1940 Act Release Nos. 32896 (Nov. 7, 2017) (notice) and 32932 (Dec. 4, 2017) (order) (File No. 812-14742); USCF Fund Advisors, LLC, et al., 1940 Act Release Nos. 32851 (Oct. 4, 2017) (notice) and 32889 (Oct. 31, 2017) (order) (File No. 812-14340); The Vanguard Group, Inc. et al., 1940 Act Release Nos. 32810 (Sept. 8, 2017) (notice) and 32852 (Oct. 4, 2017) (order) (File No. 812-14691); Goldman Sachs ETF Trust, et al., 1940 Act Release Nos. 31427 (Jan. 26, 2015) (notice) and 31466 (Feb. 23, 2015) (order) (File No. 812-14362).

As described below, Applicants propose to offer the Funds as “Periodically-Disclosed Active ETFs” that would allow for efficient trading of Shares through an effective Fund portfolio transparency substitute and publication of related information metrics, while still shielding the identity of the full Fund portfolio contents to protect the Funds’ performance-seeking strategies. Even though the Funds would not publish their full portfolio contents daily, Applicants believe that the proxy portfolio methodology, as described below (the “NYSE Proxy Portfolio Methodology”), owned by the NYSE Group, Inc. (“NYSE Group”) and licensed for use by each Periodically-Disclosed Active ETF, would allow market participants to assess the intraday value and associated risk of a Fund’s then-current portfolio (the “Actual Portfolio”). As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that are close to their end of day NAV.2 An important part of the NYSE Proxy Portfolio Methodology would be the creation of a proxy portfolio (“Proxy Portfolio”) for hedging and arbitrage purposes. Daily disclosure of Proxy Portfolio contents and related metrics, as described below (the “Proxy Portfolio Disclosures”), would also allow the Funds to function according to the principles under which all currently offered ETFs operate and permit effective hedging of risks associated with arbitrage and market making activities concerning a Periodically-Disclosed Active ETF’s Shares. In essence, the Proxy Portfolio Disclosures will permit market making in Periodically-Disclosed Active ETF Shares with narrow bid/ask spreads.3 Accordingly, Applicants believe that the relief requested meets the standards required under the 1940 Act and should be granted.

As discussed below, Periodically-Disclosed Active ETFs would benefit investors by allowing them to access a greater choice of active portfolio managers in an ETF structure, which provides benefits over traditional mutual funds such as lower fund costs, tax efficiencies and intraday liquidity.

A.	ETF Relief.

The Order would permit (i) Shares of the Funds to trade on a Stock Exchange (as defined below) at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in large aggregations only (“Creation Units”); and (iii) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.

Shares of each Fund will be purchased from the Trust only in Creation Units. Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2 (a)(26) of the 1940 Act (“Stock Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

B.	Section 12(d)(1) Fund of Funds Relief.

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12 (d)(1)(J) apply to: (1) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for a Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to knowingly sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief”).

2 A Fund will deem its secondary market prices being close to their end of day NAV if such daily last reported prices are within the thresholds for acceptable premium and discount to NAV as described in Section III.C.7.

3 A Fund will deem its Share bid/ask spreads as being narrow if such spreads at the end of each trading day are within the thresholds for acceptable premium and discount to NAV as described in Section III.C.7.

The Future Funds might include one or more ETFs that invest in other ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the 1940 Act, an FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2, or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).4

An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application.

C.	Request for Relief.

Applicants request the ETF Relief under Sections 6(c), 17(b), and 12(d)(1)(J) of the 1940 Act. Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of the ETFs and with the general purposes of the 1940 Act; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	Applicants.

A.	The Trust.

The Trust is a Massachusetts business trust and will be registered with the Commission as an open-end management investment company. It is authorized to offer an unlimited number of series. The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the 1940 Act (each, a “Registration Statement”). The Trust will be overseen by a board of trustees (the “Board”) which maintains the composition requirements of Section 10 of the 1940 Act.5 The initial Board is constituted of a sole trustee. Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act. A Fund will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

4 In no case, however, will a Fund that is a FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

5 The term “Board” includes any board of directors or trustees of a Future Fund, if different.

B.	The Initial Adviser.

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a Delaware partnership with its principal office in Boston, Massachusetts. The Initial Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”). Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act. The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as sub-advisers with respect to the Funds (each a “Sub-Adviser”). Any Sub-Adviser will be registered under the Advisers Act.

C.	The Distributor.

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a registered broker-dealer under the Exchange Act and will act as the distributor and principal underwriter (“Distributor”) of the Creation Units for the Funds. The Distributor for each Fund will comply with the terms and conditions of the Application. The Distributor will distribute Creation Units of the Shares on an agency basis. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers.6

The Distributor is not and will not be affiliated with any Stock Exchange.

III.	Periodically-Disclosed Active ETFs.

A.	The Funds and their Investment Objectives.

1.    The Initial Fund and its Investment Objectives. Applicants currently expect the Initial Fund to seek total returns by investing only in U.S.-listed large and medium capitalization7 equity securities (including American Depositary Receipts (“ADRs”) and U.S.-listed equity ETFs invested primarily in U.S.-listed large and medium capitalization equity securities), cash and cash equivalents.8

2.    Investment Limitations of All Funds. Each Fund will consist only of a portfolio of U.S.-listed large and/or medium capitalization equity securities, non-U.S. large and/or medium capitalization equity securities traded contemporaneously with Fund Shares (such as ADRs), and/or U.S.-listed equity ETFs that invest primarily in large and/or medium capitalization equity securities, as well as cash and cash equivalents. A Fund will not hold short positions or otherwise invest in derivatives, and the Funds will not borrow for investment purposes. As discussed below, Applicants believe that the NYSE Proxy Portfolio Methodology and Proxy Portfolio Disclosures should allow for efficient secondary market trading in Shares regardless of the assets contained in a Fund’s portfolio.

6 The Adviser and any Sub-Adviser, as well as the Distributor, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar Code of Ethics and inside trading policy and procedures.

7 Applicants currently consider companies with market capitalizations greater than $2 billion as eligible for the Initial Fund under this investment objective.

8 “Equity securities” represent an ownership interest (or the right to acquire such an interest) in a company and may include common and preferred stocks, securities exercisable for, or convertible into, common or preferred stocks, such as warrants, rights, convertible debt securities and convertible preferred stock, and other equity-like interests in an entity. Equity securities may take the form of stock in a corporation, limited partnership interests, interests in limited liability companies, depositary receipts issued by a trust holding equity securities (such as an ADR), shares of real estate investment trusts and other similar securities. “Equity ETFs” are ETFs that primarily invest in equity securities. “Cash equivalents” include money market funds, U.S. Treasury securities and other instruments held for Fund cash management purposes.

3.    Benefits of Funds to Investors. Applicants believe that Periodically-Disclosed Active ETFs will provide investors with a greater choice of active portfolio managers and active strategies through which they can manage their assets in an ETF structure. This greater choice of active asset management is expected to be similar to the diversity of active managers and strategies available to mutual fund investors. Unlike mutual fund investors, investors in Periodically-Disclosed Active ETFs would also accrue the benefits derived from the ETF structure, such as lower fund costs, tax efficiencies, intraday liquidity, and pricing that reflects current market conditions rather than end-of-day pricing.

Investor awareness and interest in ETFs has grown tremendously since the inception of ETFs in 1993, and these investors increasingly want more options when selecting ETFs. As evidenced by growing asset and trading volumes, the adoption rate of ETFs continues to grow year over year. Portfolio managers using fundamental analysis investment strategies are typically reluctant to disclose their portfolio holdings daily due to the possibility of free riding and front running, and concerns over protecting their intellectual property. Some fixed income managers have been somewhat more comfortable disclosing their daily portfolio than active equity managers because it is much more costly and difficult to front run and free ride on fixed income strategies. Eight out of ten of the largest active ETFs today invest primarily in fixed-income securities, the two exceptions being an active ETF that invests in master limited partnerships and an active ETF that invests in commodities and derivatives.9 The NYSE Proxy Portfolio Methodology will allow Periodically-Disclosed Active ETFs to offer investors traditional ETF benefits over mutual funds, increasing the number and competition of active strategies and managers available to ETF investors, while effectively shielding the Fund’s Actual Portfolio.

Unlike ETFs that publish their portfolios on a daily basis, the Funds, as Periodically-Disclosed Active ETFs, propose to allow for efficient trading of Shares through an effective Fund portfolio transparency substitute - Proxy Portfolio transparency - and daily publication of Proxy Portfolio Disclosures. Applicants believe that this approach will provide an important benefit to investors by protecting the Funds from the potential for front-running of portfolio transactions and the potential for free-riding on Fund portfolio strategies, each of which could adversely impact the performance of the Funds.

Periodically-Disclosed Active ETFs will provide the platform for many more asset managers to launch ETFs, increasing the investment choices for consumers of actively managed funds, which should lead to a greater competitive landscape that can help to reduce the overall costs of active investment management for retail investors. Unlike mutual funds, Periodically-Disclosed Active ETFs (much like traditional ETFs) would be able to use the efficient share settlement system in place for ETFs today, translating into a lower cost of maintaining shareholder accounts and processing transactions.

Investors will also benefit from Periodically-Disclosed Active ETFs because fund operating costs, such as transfer agency costs, are generally lower in ETFs than in mutual funds. For the 2007-2013 period, transfer agency costs for mutual funds were incurred annually at an average of 0.17% or 17 basis points (“bps”) on an equal weighted basis and 14 bps on an average weighted basis.10 In contrast, transfer agency costs for an ETF are de minimis (less than a basis point).11 The Funds will have access to the identical clearing and settlement procedures now used by U.S. domiciled ETFs, and therefore, should experience many of the operational and cost efficiencies benefitting the current ETF investors.

In-kind Share creation/redemption orders will allow the Funds to enjoy overall transaction costs lower than those experienced by mutual funds. A Fund’s in-kind Share creation and redemption process, as discussed below, will facilitate and enhance active management strategies by generally limiting the portfolio manager’s need to transact in a large volume of trades in order to maintain desired investment exposures. Moreover, the Funds, as discussed below, will receive tax efficiency benefits of the ETF structure because of in-kind Share creation and redemption activity.

9 Information as of October 31, 2018 and based on analysis by NYSE Group of market capitalizations of all ETFs relying on active ETF listing rules (Managed Fund Shares) on all U.S. stock exchanges and markets (e.g., NYSE Arca Rule 8.600-E, NASDAQ Rule 5735 and Cboe BZX Rule 14.11(i)). Data Source: NYSE Connect - share outstanding and closing price data (www.nyse.com/connect).

10 See NextShares November 2014 White Paper “Avoidable Structural Costs of Actively Managed Mutual Funds” at 4 (available at: https://www.nextshares.com/ns-resources.php).

11 Id. at 9. ETFs pay almost no transfer agency fees because ETFs issue and redeem shares only in large aggregations and process secondary market trades in their shares using the same highly efficient book entry system used to process stock trades.

Finally, the Applicants expect, based on the analysis presented in Section III.B.3. below, that Periodically-Disclosed Active ETFs (much like traditional ETFs) will allow investors to benefit from narrow bid/ask spreads in Share trading prices. Trading volumes of fully disclosed active ETF shares have increased since their introduction in 2008 from consolidated average daily volume (“CADV”) of 183,186 shares to CADV of 7,655,624 shares in 2017, with average bid/ask spreads improving from 95 bps to less than 34 bps over the same period.12 As discussed below, investors in Periodically-Disclosed Active ETFs should experience a range of bid/ask spreads similar to the bid/ask spreads historically experienced by traditional active ETFs in the marketplace.

B.	The NYSE Proxy Portfolio Methodology.

The goal of the NYSE Proxy Portfolio Methodology is to permit a Fund’s Proxy Portfolio, during all market conditions, to track closely the daily performance of the Fund’s Actual Portfolio and minimize intra-day misalignment between the performance of the Proxy Portfolio and the performance of the Actual Portfolio. The Proxy Portfolio is designed to reflect the economic exposures and the risk characteristics of the Actual Portfolio on any given trading day. The Applicants believe that the Proxy Portfolio Disclosures will enable arbitrageurs and market participants to use the component securities and their weightings in the Proxy Portfolio to calculate intraday values that approximate the value of the securities in the Actual Portfolio and, based thereon, assess whether the market price of the Shares is higher or lower than the approximate contemporaneous value of the Actual Portfolio and engage in arbitrage and hedging activities. These activities will ensure that Fund market prices remain close to the Fund’s NAV per Share. Moreover, the Proxy Portfolio Disclosures generated by the NYSE Proxy Portfolio Methodology will allow for effective hedging activities by market makers, so that Share market price bid/ask spreads will be narrow.

1.    The Proxy Portfolio.

a.	Construction.

The construction of the Proxy Portfolio is based on the need to recreate the daily performance of the Actual Portfolio. This is achieved by performing a “Factor Model” analysis of a Fund’s Actual Portfolio. The Factor Model is comprised of three sets of factors or analytical metrics: market-based factors, fundamental factors, and industry/sector factors.

Each Fund will have a universe of securities (the “Model Universe”) that will be used to generate the Fund’s Proxy Portfolio. The Model Universe will be comprised of securities that the Fund can purchase and will be a financial index or stated portfolio of securities from which Fund investments will be selected. For example, the Model Universes could be the S&P 500 Index, the Russell 1000 Index or simply the 3,000 largest U.S.-listed equity securities. The results of the Factor Model analysis of a Fund’s Actual Portfolio are then applied to the Fund’s Model Universe.13 The daily Proxy Portfolio is then generated as a result of this Model Universe analysis with the Proxy Portfolio being a small sub-set of the Model Universe.14 Consequently, the Factor Model is applied to both the Actual Portfolio and the Model Universe to construct the Fund’s Proxy Portfolio that performs in a manner substantially identical to the performance of its Actual Portfolio. 15

12 Information as of November 30, 2017 and based on analysis by NYSE Group of actively managed ETF trading volumes and bid/ask spreads on during the period January 1, 2008 to November 30, 2017. Data sources: Arcavision (symbol summary field) (www.arcavision.com).

13 The NYSE Proxy Portfolio Methodology also includes minimum market liquidity standards or “liquidity screens” for the Proxy Portfolio components. The universe of securities that are eligible to become Proxy Portfolio components excludes any security that has a minimum average daily volume (“ADV”) of less than $500,000 or less than 25,000 shares. These liquidity screens can be adjusted if warranted by an increase in a Fund’s size. The liquidity screens are designed to, among other matters, ensure that the markets for the components comprising the Proxy Portfolio are not affected by the inclusion of the components in the Proxy Portfolio and to facilitate effective arbitrage and hedging in Fund shares.

14 As a part of the Proxy Portfolio generation process, a restricted list is maintained to ensure that if one class of an issuer’s securities is excluded from (or included in) the Proxy Portfolio, other classes of securities of the same issuer are excluded from the Proxy Portfolio.

15 Applicants expect that the performance of the Actual Portfolio and the Proxy Portfolio will be closely aligned and that the performance difference between them based on end of day values (“Tracking Error”) would not exceed 5%. The Adviser will report to the Board any instance wherein the Tracking Error exceeds 5% as soon as practicable, but no later than the end of the next Business Day, and, in consultation with the Board, will determine what, if any, corrective measures may be appropriate. For further discussion of the Tracking Error and the Adviser’s and the Board’s role, see Section III.C.7.

The daily Proxy Portfolio has three important features. The Proxy Portfolio will always contain more components than the Actual Portfolio (i.e., the Proxy Portfolio will be populated with securities of a greater number of issuers than the number of issuers present on the same Business Day in the Actual Portfolio). The Proxy Portfolio is constructed with a 5- to 15-day lag on purchases and sales occurring in the Actual Portfolio (i.e., the investments comprising the Proxy Portfolio are stale since the Proxy Portfolio does not account for Actual Portfolio trading activity over the prior 5 to 15 trading days). Finally, the aggregate value of the Proxy Portfolio on any given trading day will equal the aggregate net asset value of the Actual Portfolio when such Proxy Portfolio is constructed.

b.	Daily Disclosures.

The following information comprises the Proxy Portfolio Disclosures and will be disclosed on a daily basis:

•

The Proxy Portfolio holdings (including the identity and quantity of investments in the Proxy Portfolio) will be publicly available on the Fund’s website before the commencement of trading in Shares on each Business Day.

•

The historical Tracking Error between the Fund’s last published NAV per share and the value, on a per Share basis, of the Fund’s Proxy Portfolio calculated as of the close of trading on the prior Business Day will be publicly available on the Fund’s website before the commencement of trading in Shares each Business Day. Historical Tracking Error will be calculated from Fund inception and, as applicable, for the previous 10-year, 5-year, 3-year and 1-year periods ending the prior calendar year end. Tracking Error will also be calculated on a year-to-date (daily), quarter-to-date (daily), and prior Business Day basis.

•	For each Fund’s most recent fiscal year, the median bid/ask spread for a Share based on the National Best Bid and Offer[16] at the time of calculation of NAV.

c.	Periodic Actual Portfolio Disclosures.

As further discussed in Section III.C.6 below, typical mutual fund-style annual, semi-annual and quarterly disclosures contained in the Funds’ Commission filings will also be provided on the Funds’ website on a current basis. Thus, the Funds will publish the portfolio contents of their Actual Portfolios on a periodic basis. In addition, a Fund will post on its website its NAV per share calculated after the close of trading on the prior Business Day.

To preserve the confidentiality of the Actual Portfolios until publicly disclosed, the Funds and each person acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure17 as if it applied to them. In addition, the Actual Portfolios will be considered material, non-public information under the codes of ethics of the Funds, Adviser, Distributor and any Sub-Adviser and the agreements related to the Funds’ other service providers with, or any other party given, access to the Actual Portfolio, including the custodian, administrator and fund accountant, will include appropriate confidentiality provisions and be generally prohibited from trading based upon this information.

16 The “National Best Bid and Offer,” is used in this Application, as defined in Rule 600(b)(42) of Reg NMS promulgated under the Exchange Act, to mean “with respect to quotations for an NMS security, the best bid and best offer for such security that are calculated and disseminated on a current and continuing basis by a plan processor pursuant to an effective national market system plan.” 17 C.F.R. § 242.600(b)(42) (2017).

17 See Selective Disclosure and Insider Trading, Release No. IC-24599 (Aug.15, 2000).

2.    Creation/Redemption Process.

As further discussed in Section III.C.3. below, the creation/redemption process of a Periodically-Disclosed Active ETF uses the Proxy Portfolio. Thus, a Fund’s Creation Basket (as defined below) will consist of a proportionate slice of the Proxy Portfolio and not the Actual Portfolio, as discussed further below.

As with the Proxy Portfolio, the Creation Basket masks the Fund’s Actual Portfolio from full disclosure while at the same time maximizes benefits of the ETF structure to shareholders. In particular, Applicants note that the ability of a Fund to take deposits and make redemptions in-kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag, and reducing trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares.

3.    The Proxy Portfolio as Acceptable Portfolio Transparency Substitute.

Most traditional ETFs are required to provide full daily portfolio holding disclosure. Applicants believe that the Proxy Portfolio would be acceptable to market participants as a substitute for full Actual Portfolio transparency. In particular, Applicants believe that the Proxy Portfolio Disclosures resulting daily from the NYSE Proxy Portfolio Methodology will provide sufficient information to (1) allow for effective hedging by market participants that will have the effect of keeping Share bid/ask spreads within a narrow range that will foster liquid Share markets, and (2) support arbitrage activities by Authorized Participants and other arbitrageurs that will have the effect of keeping Fund Share trading prices reasonably close to Fund NAV per Share.

The component securities included in the daily Proxy Portfolio and their weightings will be used by market participants as a “pricing basket” to value and hedge the Actual Portfolio. Disclosure to that effect will be included in each Fund’s prospectus. Market makers are currently providing markets, hedging their positions, and creating and redeeming certain ETF shares utilizing pricing baskets that already function in a manner exactly the same as the intended function of the Proxy Portfolio Disclosures as a pricing basket. For example, long/short ETFs operate in this manner today. Similar to the expected use of the Proxy Portfolio, market makers receive a pricing basket that is different from the Actual Portfolio. Market makers use the pricing basket to provide markets and hedge their positions in ETF shares throughout the day, each trade having an independent hedge. If creation/redemption activity is necessary, market makers will trade their residual risk at the market close to be in line with the necessary positions provided in the creation/redemption baskets. This process is well known and utilized by market makers and does not add any additional market risk to the arbitrage and creation/redemption process. Thus, the Proxy Portfolio is designed to obtain the benefit of a known pricing process.

As discussed above, the Tracking Error between the NAV per Share of the Actual Portfolio and value, on a per Share basis, of a Fund’s Proxy Portfolio would be calculated at the end of the trading day and published before the opening of Fund Share trading the next Business Day to provide additional information to the market making community. Daily Tracking Error publication will allow market participants to provide more efficient markets and therefore narrower bid/ask spreads. Applicants believe this information, alongside the periodic Fund disclosures and the other Proxy Portfolio Disclosures, will provide the level of detail necessary to foster efficient markets and support effective arbitrage functions.

If the trading of a security held in the Fund’s Actual Portfolio is halted, the Adviser promptly will disclose on the Fund’s website the identity of such security for so long as such security’s trading is halted and remains in the Actual Portfolio. The Applicants believe that this intraday corrective measure will allow sufficient market information so that market participants can continue to engage in Share arbitrage and hedging transactions effectively.

a.	Effective Hedging - Expectations for Fund Bid/Ask Spreads & Fund Trading Price/NAV Arbitrage Opportunities.

Applicants believe that a reliable Fund Share hedging vehicle, where Proxy Portfolio performance is closely correlated to the Actual Portfolio performance, will reduce the risk of arbitrage trading and will encourage market making activity that drives Share market trading price closer to NAV per Share of the Fund. Applicants believe that market makers for the Shares would determine bid/ask spreads for the Shares based primarily on the market makers’ costs to hedge their exposure to the Shares, much in the same way that they determine bid/ask spreads for actively managed and passive ETFs that are already listed and traded in the secondary market. The prices and determination of effective hedging instruments will be influenced by the expected Tracking Error and price differentials between the Proxy Portfolio, which is fully disclosed, and the expected NAV per Share that will be calculated at the end of the trading day. Any analysis of expected ETF share bid/ask spreads must recognize that there are other inputs that will impact the bid/ask spread and price of the Shares determined by the market maker, including:

•	average daily turnover of the ETF (i.e., how long a market maker may have to hold a position—its cost of carry);

•	liquidity and volatility of the underlying securities of the ETF;

•	price transparency of the underlying securities (i.e., the availability of real time price data– international and fixed income data, for example, may not be in real time); and

•	cost of creating and redeeming Shares.

The NYSE Group, based on its discussions with various market makers concerning the NYSE Proxy Portfolio Methodology, believes that these other inputs would be weighted the same for a Fund as for any currently-traded ETF following a large and mid-capitalization U.S. equity strategy.

Historically, all active ETFs have sought to facilitate market making activity and arbitrage trading by providing full portfolio transparency. The Applicants have concluded that market making activity and arbitrage trading can be facilitated for a Fund by the information proposed to be provided to the market including: the identity and quantity of the components in the highly correlated Proxy Portfolio, historical Tracking Error between the Fund’s end-of-day NAV per share and contemporaneous value of the Fund’s Proxy Portfolio, and the last publically-disclosed Fund portfolio as well as the identity of the Fund’s benchmark index. All other factors being equal, the statistical analysis and case studies of Proxy Portfolio and Actual Portfolio performance correlation indicate that market maker bid/ask spreads for Shares should, on average, be similar to those of active ETFs currently trading on the markets.18

More specifically, because the Proxy Portfolio will be constructed to generate performance that is correlated to the performance of the Actual Portfolio, Applicants believe that arbitrageurs and market participants will be able to use the component securities and their weightings in the Proxy Portfolio to calculate intraday values that approximate the value of the securities in the Actual Portfolio. As with existing fully transparent active ETFs, arbitrageurs and market makers then would be able to assess whether the market price of the Shares was higher or lower than the approximate contemporaneous value of the Actual Portfolio securities, and to make arbitrage and hedging decisions using the securities in the Proxy Portfolio.

Applicants recognize that publication of the Proxy Portfolio is not the same level of transparency as the publication of the full portfolio by a fully transparent active ETF, and could cause the Funds’ Shares to have wider spreads and larger premiums/discounts than would be seen for fully transparent active ETFs using the same investment strategies. To the extent Shares have wide spreads and large premiums and/or discounts, investors could have gains or losses on their investments in Shares that are larger than those experienced by the Actual Portfolio. In today’s ETF ecosystem, market makers calculate several risk factors in determining the appropriate spread level for an ETF. Examples of these risk factors include supply and demand of ETF shares, the average daily trading volume of ETF shares as a measure of the liquidity of the ETF’s shares, and the liquidity of the underlying securities.

The Applicants have confirmed with market makers that the liquidity of ETF shares is the largest single contributor to spread. An ETF with low trading volume becomes more expensive to hedge and carrying inventory of ETF shares over long periods will incrementally add cost, which will be reflected in wider spreads and larger premiums/discounts. Comparing two fully transparent ETFs with the same investment strategies, one with low trading volume and one with high trading volume, the ETF with low trading volume will have a wider spread and larger

18 Since 2008, active ETFs have experienced share trading bid/ask spreads of between 95 bps and 35 bps or less. See supra discussion at note 8.

premiums/discounts. Additionally, market makers have spread and risk expectations for ETFs based on the underlying asset class. For example, an ETF with domestic underlying securities will have different risk and spread expectations than an ETF with international underlying securities. Market makers will view the proposed non-transparent structure as a new asset class with an additional risk factor of transparency to determine their calculation of appropriate spread. Like any other ETF asset class that exists today, the trading volume of ETF shares will trump any other risk factor that is used as an input to set the spread level on an ETF.

Moreover, if an ETF consists of highly liquid and accessible securities with narrow spreads, Applicants would expect that the secondary market trading in the ETF shares also would have narrow spreads. By contrast, if the ETF consists of less liquid securities with wide spreads, Applicants would expect the secondary market trading in the ETF shares to have wider spreads to account for the increased costs to the market makers of transacting in the portfolio securities. As noted above, the Funds will only be exposed to large and/or medium capitalization equity securities as well as cash and cash equivalents. The liquidity and pricing transparency of these securities should facilitate the ability of exchange market makers, arbitrageurs, and other market participants to readily assess the approximate intraday value of the Shares based on the publication of the Proxy Portfolio and to make appropriate hedging and arbitrage decisions, as discussed above. This in turn should contribute to the efficient pricing of the Shares in secondary market trading.

4.    Inability to Replicate the Actual Portfolio Based on ETF Daily Disclosures.

Applicants believe that it is statistically impractical to replicate the Actual Portfolio in a manner that would provide any trading advantage to a market participant over a Fund. A Fund’s daily disclosures, (e.g., Proxy Portfolio Disclosures and other Fund website information and periodic disclosures) are insufficient to permit a third-party to replicate the Fund’s Actual Portfolio because the NYSE Proxy Portfolio Methodology only uses lagged information regarding purchases and sales occurring in the Actual Portfolio. Moreover, the daily publication of the Creation Basket information is insufficient to replicate the Actual Portfolio because it is based on the Proxy Portfolio, the construction of which is discussed above.

In using the Proxy Portfolio, Applicants’ intent is not to mask the entire Actual Portfolio but only the current activity in the Actual Portfolio. None of the Proxy Portfolio Disclosures provide up-to-date, granular or frequent enough information about the Actual Portfolio to permit replication of the Actual Portfolio or Fund investment strategies on a current basis.

C.	Other Features of the Funds.

1.    Capital Structure and Voting Rights; Book Entry.

Shareholders of a Fund will have one vote per Share or per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Massachusetts business trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ or Adviser’s expense through the customary practices and facilities of the DTC and DTC Participants.

2.    Exchange Listing.

Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs.

Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.

It is expected that the Stock Exchange will select, designate or appoint one or more Exchange Market Makers for the Shares of each Fund.19 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Stock Exchange.

3.    Purchases and Redemptions of Shares and Creation Units.

a.	General.

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. Eastern time (“ET”) on each “Business Day,” which is defined to include any day that the Trust is open for business as required by Section 22(e) of the 1940 Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 5,000 Shares.20 Creation Units of the Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below. Applicants anticipate that the trading price of a Share will range from $10 to $100.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).21 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical at all times (except for the cash in lieu of Deposit Instruments or Redemption Instruments as described below), and these instruments may be referred to, in the case of either a purchase or redemption, as the “Creation Basket.” Fund prospectus disclosure will include a statement to the effect that the Proxy Portfolio should be viewed by market participants as a proper pricing basket to evaluate the Funds’ Shares.

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Balancing Amount”).

19 If Shares are listed on NYSE Arca, Inc. (“NYSE Arca”) or a similar electronic Stock Exchange (including The NASDAQ Stock Market LLC (“Nasdaq”)), one or more member firms of that Stock Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Stock Exchange. On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section IV.C. below.

20 In the event that the Trust or any Fund is terminated, the composition and weighting of the Actual Portfolio to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners with an “in-kind” election for beneficial owners owning in excess of a certain stated minimum amount.

21 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.

On each Business Day, a Fund will construct its Creation Basket. Each Business Day, the Creation Basket will be the same for all purchasers and redeemers of a Fund’s Creation Units, except that the Creation Basket may be different for different purchasers and different redeemers of a Fund’s Creation Units on the same Business Day to the extent described in this section with respect to cash transferred in lieu of Deposit Instruments or Redemption Instruments and with respect to all- or part-cash transactions for a specific Authorized Participant. As with the Proxy Portfolio, the Deposit Instruments and Redemption Instruments may include assets and investments in which a Fund may invest.

The names and quantities of the instruments that constitute Deposit Instruments and Redemption Instruments for a Fund will be the same as a proportionate slice of the Fund’s designated Proxy Portfolio, subject to cash substitutions. In this regard, the purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, under the following circumstances: 22

(1)	to the extent there is a Balancing Amount;

(2)	if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(3)	if, upon receiving a purchase or redemption order from an Authorized Participant, a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;

(4)

if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because such instruments are not eligible for transfer through either the NSCC Process or DTC clearing process; or

(5)

if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; or (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.[23]

Each Business Day, before the open of trading on the Stock Exchange, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Fund’s Proxy Portfolio will be published each Business Day regardless of whether the Fund decides to issue or redeem Creation Units entirely or in part on a cash basis. No intraday changes will be made to the Proxy Portfolio or Creation Basket, except to correct any errors. Errors are deemed to be deviations in the published Proxy Portfolio or published Creation Basket (including the Balancing Amount and other permitted cash in lieu amounts of a published Creation Basket) from the Proxy Portfolio determined by the NYSE Proxy Portfolio Methodology for a given Business Day.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party” (i.e., a Broker or other participant), in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor and the transfer agent

22 In determining whether a Fund will issue or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefits that would accrue to the Fund and its investors. Purchases of Creation Units either on an all-cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling the Actual Portfolio’s contents, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions.

23 A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis as described in clause (i) or (ii). These custom orders are permitted to allow flexibility for, among other things, unforeseen circumstances and legal and regulatory compliance by Authorized Participants and the Funds.

with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant in Shares.

b.	Transaction Fees.

All persons purchasing or redeeming Creation Units are expected to incur a transaction fee to cover the estimated cost to a Fund of processing the transaction, including the costs of clearance and settlement charged to it by NSCC or DTC, and the estimated trading costs incurred in converting the Creation Basket to the desired portfolio composition (“Transaction Fee”).

The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.24 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.25 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Actual Portfolio. Variations in the Transaction Fee may be made from time to time.

In addition, investors purchasing or redeeming Creation Units that clear through DTC may pay a higher Transaction Fee than on purchases or redemptions that clear through NSCC,26 because Applicants expect DTC generally to charge Funds more than NSCC in connection with Creation Unit transactions. No sales charges for purchases of Shares of any Fund will be imposed by any Fund.

c.	Timing.

All orders to purchase (or redeem) Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (“Transmittal Date”) in order for the purchaser (or redeemer) to receive the NAV determined on the Transmittal Date. In the case of custom orders, where the Fund agrees to accept or deliver cash in lieu of certain securities at the request of an Authorized Participant as noted above, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the Fund has an opportunity to purchase the missing securities with the cash in lieu amounts or to sell securities to generate the cash in lieu amounts prior to the NAV Calculation Time. On days when a Stock Exchange closes earlier than normal, the Funds may require custom orders to be placed earlier in the day.

d.	Pricing of Shares.

The price of Shares will be based on a current bid/ask in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Proxy Portfolio. Shares of a Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on the Stock Exchange may be below, at or above

24 In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

25 Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments or requires purchases or redemptions to be made entirely or in part in cash on a given day, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

26 Authorized Participants who participate in the CNS System of the NSCC are expected to be able to use the enhanced NSCC/CNS process for effecting in-kind purchases and redemptions of ETFs (the “NSCC Process”) to purchase and redeem Creation Units of Funds that limit the composition of their Baskets to include only NSCC Process-eligible instruments (generally domestic equity securities and cash). Because the NSCC Process is generally more efficient than the DTC clearing process, DTC will likely charge a Fund more than NSCC to settle purchases and/or redemptions of Creation Units.

the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

4.    Dividend Reinvestment Service.

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value, in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

5.    Availability of Information

Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),27 and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. The website also will disclose for each Fund’s most recent fiscal year, the median bid/ask spread for a Share based on the National Best Bid and Offer at the time of calculation of NAV.

Investors interested in a particular Fund can also obtain its statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-SAR,28 filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be publicly available daily, for instance, in the financial section of newspapers and a Fund’s website.

Unlike existing actively managed ETFs in the market, a Fund will not disclose on a website on each Business Day, before commencement of trading in Shares on the Stock Exchange, the identities and quantities of the Actual Portfolio held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. Although Applicants recognize that full portfolio transparency may facilitate the efficient trading of ETF shares in the secondary market, Applicants believe that this level of disclosure can be harmful to an ETF because it could lead to front-running. As a result of full portfolio transparency, the market price of an ETF share may be close to the NAV of the share, but the NAV itself could be adversely affected.

Accordingly, Applicants intend to provide investors with information to permit efficient trading of Shares, while shielding the portfolio holdings of a Fund. Through the daily Proxy Portfolio Disclosures, the Applicants believe that Periodically-Disclosed Active ETFs will benefit shareholders by protecting Fund investment strategies and performance, and allowing the Shares to trade at prices close to NAV. The Actual Portfolio of a Fund will be fully disclosed in a manner that is identical to that employed by mutual funds (e.g., on a quarterly basis with a 60-day lag).

27 The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer based upon the National Best Bid and Offer as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

28 Forms N-CSR and N-SAR are scheduled to be replaced with Forms N-PORT and N-CEN, respectively.

As stated above, each Fund will provide information relevant to the value of the portfolios of the Fund, but without revealing the Actual Portfolio’s content, through NYSE Proxy Portfolio Methodology. Each Fund will cause the website publication of the following Proxy Portfolio Disclosures:

•

The identity and quantity of Proxy Portfolio component investments will be publicly available on the Fund website before the commencement of trading in Shares on each Business Day. The Proxy Portfolio component investment information will not indicate which instruments are in the Actual Portfolio but the Proxy Portfolio will provide an important means of communicating the intraday risk and price movements of the Fund’s Actual Portfolio.

•

The historical Tracking Error between the Fund’s last published NAV per share and the value, on a per Share basis, of the Fund’s Proxy Portfolio calculated as of the close of trading on the prior Business Day will be publicly available on the Fund’s website before the commencement of trading in Shares on each Business Day. Historical Tracking Error will be calculated from Fund inception and, as applicable, for the previous 10-year, 5-year, 3-year and 1-year periods. Tracking Error will also be calculated on a year-to-date (daily), quarter-to-date (daily), and prior Business Day basis.

•	For each Fund’s most recent fiscal year, the median bid/ask spread for a Share based on the National Best Bid and Offer at the time of calculation of NAV.

In addition, Applicants will place a legend on the Funds’ website that will highlight for investors the differences between the Funds and fully transparent actively managed ETFs. Applicants expect the legend to state that:

•	Periodically-Disclosed Active ETFs are a new type of actively managed exchange-traded fund;

•

Unlike existing fully transparent actively managed ETFs that publish both the identities and quantities of their portfolio holdings on a daily basis, Periodically-Disclosed Active ETFs will not publish the identities of their portfolio holdings on a daily basis;

•	As a result, specific changes to the portfolio holdings of a Periodically-Disclosed Active ETF will not be apparent on a daily basis; and

•	Investing in shares of a Periodically-Disclosed Active ETF involves certain risks as described in its prospectus.

Applicants believe that the NYSE Proxy Portfolio Methodology and Proxy Portfolio Disclosures will provide an effective substitute for full portfolio transparency that will enable market makers to understand the value and risk of the Actual Portfolio such that they can make efficient markets in the Shares, regardless of the assets contained in the Fund portfolio. This information will be available to all investors.

6.    Sales and Marketing Materials; Prospectus Disclosure.

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company,” “mutual fund,” and fully transparent actively managed ETF. Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund” or “fully transparent actively managed ETF,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund or fully transparent actively managed ETF. No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund,” “mutual fund,” or “fully transparent actively managed ETF” except to compare and contrast a Fund with conventional mutual funds and fully transparent actively managed ETFs. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies (i.e., as mutual funds) that offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only. The Funds will also disclose that because the Shares are traded in the secondary market, a broker may charge a commission to execute a transaction in Shares, and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.

Each Fund’s Prospectus will disclose that the Actual Portfolio is not daily transparent and indicate the availability of the Proxy Portfolio Disclosures and how Proxy Portfolio Disclosures can be used by investors engaged in Share transactions. Moreover, each Fund’s Prospectus will disclose that the Actual Portfolio will be disclosed quarterly with a 60-day lag under a Fund’s periodic filings with the Commission.

Applicants also will take steps to avoid investor confusion between the Funds and fully transparent active ETFs. Applicants will make clear the distinctive features of Periodically-Disclosed Active ETFs in the Prospectus and SAI, as well as on the Funds’ website and in marketing materials. In particular, Applicants will explain that Periodically-Disclosed Active ETFs generally will not disclose their exact portfolios on a daily basis like traditional active ETFs, and will explain the nature and purpose of the Proxy Portfolio, as well as an overview of the process for constructing the Proxy Portfolio. The registration statements for the Funds will disclose the Applicants’ belief that the composition of the Funds’ portfolios cannot be reverse engineered as a result of the publication of the Proxy Portfolio and the Creation Baskets.

In addition, the Applicants will place a legend in the Funds’ prospectuses, website, and marketing materials prominently beneath the Funds’ name the first time such name appears that will highlight for investors the differences between Funds and fully transparent actively managed ETFs. Applicants expect the legend to state that:

•	Periodically-Disclosed Active ETFs are a new type of actively managed exchange-traded fund.

•

Unlike existing fully transparent actively managed ETFs that publish both the identities and quantities of their actual portfolio holdings on a daily basis, Periodically-Disclosed Active ETFs will publish the identities and quantities of their Proxy Portfolio constituents on a daily basis.

•	As a result, specific changes to the Actual Portfolio holdings of a Periodically-Disclosed Active ETF will not be apparent on a daily basis.

•

Investing in shares of a Periodically-Disclosed Active ETF involves certain risks, including the potential risk that the Fund’s Proxy Portfolio may not work as intended, which could lead to wider spreads and/or greater variations between the market price and the NAV of the Shares than fully transparent actively managed ETFs that publish the identities and quantities of their portfolios on a daily basis, particularly during periods of market volatility; and

•	Applicants believe that third parties could not front-run or free ride the trading strategies of the Fund due to the publication of the Proxy Portfolio or the Creation Baskets.

The Funds will disclose their potential risks, including that although the difference between the market price and the NAV of the Shares is expected to be small most of the time, the difference may become more significant during times of market disruption or market volatility. The Funds’ prospectuses also will disclose the potential risk that the Proxy Portfolio may not work as intended, which could lead to wider spreads and/or greater variations between the market price and the NAV of the Shares. The prospectuses also will disclose that the Shares may trade at wider spreads and/or greater variations between the market price and the NAV of the Shares than fully transparent actively managed ETFs that publish the identities and quantities of their portfolios on a daily basis.

7.    Oversight of the Arbitrage Mechanism.

Both the Adviser and the Board will oversee the effectiveness of the Funds’ arbitrage mechanism. The Adviser will conduct day-to-day oversight of the arbitrage mechanism and the Board will consider, and receive reports regarding, the effectiveness of the Funds’ arbitrage mechanism at its quarterly meetings. The reports provided to the Board will provide key data and metrics relating to the effectiveness of the Funds’ arbitrage mechanism, including information regarding the premiums or discounts between the market prices and NAVs of a Fund’s Shares, as reported on the website for the Funds pursuant to condition A.3, during the quarter, the bid-ask spreads for the Shares during the quarter and any other information the Board deems reasonably necessary. This information will be designed to enable the Board to assess whether a Fund’s arbitrage mechanism is effective and whether trading activity in Fund Shares warrants additional scrutiny. The Adviser will monitor the premiums or discounts between the market prices and NAVs of a Fund’s Shares and the bid/ask spreads for the Fund’s Shares on a daily basis at the end of each Business Day.

Applicants intend to implement a structure, as specified in policies and procedures, involving both robust governance and a series of escalating and calibrated potential responses that are designed to respond to the seriousness and the specific causes of a disruption in the arbitrage mechanism. Pursuant to Applicants’ policies and procedures, for at least the first three years after the launch of a Fund, the Board would be notified in the event that the premium or discount between the market price and NAV of a Fund’s Shares, as reported on the website for the Funds pursuant to condition A.3, exceeds 2% for 15 consecutive trading days or for more than 30 days in a quarter or as otherwise deemed necessary or appropriate by the Adviser. The Adviser, in consultation with the Board, will determine what, if any, corrective measures in such instances may be appropriate. Such corrective measures may include: (a) publicly disclosing additional information regarding the Proxy Portfolio and/or Actual Portfolio; (b) reducing the lag time embedded in the NYSE Proxy Portfolio Methodology; and (c) revising the algorithms and Model Universe used as part of the NYSE Proxy Portfolio Methodology. Should the Adviser conclude that the premium/discount between the market price and NAV of the Shares remains persistently high, it could recommend to the Board that it liquidate the applicable Fund or authorize the Adviser to pursue the potential conversion of the Fund to a fully-transparent, active ETF or a mutual fund. The Board will also regularly review each Fund’s historical premiums/discounts and bid-ask spreads following the three-year period after the Fund’s launch and determine if any corrective measures may be appropriate. The Board will continue to review Share premium or discount conditions and bid-ask spreads under the same standards applied during the first three years of a Fund’s life.

The Adviser will monitor for any Tracking Error on at least a daily basis and will report to the Board any instance wherein the Tracking Error exceeds 5% as soon as practicable, but no later than the end of the next business day, or as otherwise deemed necessary or appropriate by the Adviser. The Adviser, in consultation with the Board, will then consider whether any corrective measures are appropriate, which may include: (a) publicly disclosing additional information regarding the Proxy Portfolio and/or Actual Portfolio; (b) reducing the lag time embedded in the NYSE Proxy Portfolio Methodology; and (c) revising the algorithms and Model Universe used as part of the NYSE Proxy Portfolio Methodology. If such Tracking Error continues to a material degree, the Adviser may determine to recommend that the Board convert a Fund to a fully-transparent active ETF or a mutual fund, or that the Board liquidate the Fund.

IV.	Funds of Periodically-Disclosed Active ETFs.

A.	The Investing Funds.

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser will be registered as an investment adviser under the Advisers Act. Any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act, unless not required to register.

B.	Proposed Transactions.

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1) (A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.	Fees and Expenses.

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief.

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing

Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

V.	Request for Exemptive Relief and Legal Analysis.

Applicants request a Commission Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a) (1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1) (A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that are close to their end of day NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current fully transparent index-based and actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for wider spreads and more significant deviations between a security’s Bid/Ask Price and NAV exists with actively managed ETFs that do not publish their portfolios on a daily basis, Applicants believe that the NYSE Proxy Portfolio Methodology and the Proxy Portfolio Disclosures derived therefrom described above will provide an effective substitute for full portfolio transparency. Since market participants will have access to this information at all times, the risk of material deviations between NAV and market price is similar to that which exists in the case of other index-based and actively managed ETFs. Further, as mentioned herein, Applicants believe that the disclosures to be made by Periodically-Disclosed Active ETFs are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on a Stock Exchange. The Shares will trade on and away from the Stock Exchange29 at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.30

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day,

29 Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

30 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Although the portfolio of a Fund will be managed actively to seek to achieve a Fund’s stated investment objective, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers and do not believe that the fact that a Creation Unit of Shares can be purchased or redeemed at NAV, while individual Shares can trade at market prices, creates the potential for discrimination or preferential treatment among investors. The Commission has stated that Section 22(d) and Rule 22c-1 “are designed to require that fund shareholders be treated equitably when buying and selling their fund shares.”31 In this regard, the Commission has historically required that a mechanism exist to ensure that ETF shares trade at a price that is close to the NAV per share of the ETF and cited the importance of market participants’ ability to value the ETF’s portfolio intraday and hedge their exposure. Applicants believe that the Proxy Portfolio Disclosures will allow market participants to assess the intraday value and associated risk of the Actual Portfolios, which will facilitate arbitrage activity in Shares and should ensure that a Share’s market price and NAV remain close. Accordingly, all investors will be able to transact in Shares at prices at or close to NAV, whether the investors are transacting in the secondary market or through purchases or redemptions with the Fund, as a result of the ability to create or redeem Shares at NAV. Applicants note that, unlike proposals for non-transparent active ETFs that the Commission has not supported in the past, the Funds and the trading prices of Shares do not depend upon the reliability of a published “Intraday Indicative Value” or “IIV” designed to provide an approximation of the value of the Actual Portfolio on a per Share basis throughout the trading day. As the Commission noted in the Denial Notice, market makers for existing ETFs are able to calculate their own intraday values at their own preferred frequency using their own preferred pricing information rather than relying on the IIV. In the case of certain unaffiliated index ETFs, market makers are able to generate this information based on their knowledge of an in-kind deposit basket that is a highly correlated subset of the overall portfolio rather than on their knowledge of the full portfolio.32 As a result of the close relationship between the published Proxy Portfolio and Actual Portfolio, market makers for the Funds will have this same opportunity by using the component securities of the Proxy Portfolios and their weightings to generate their own intraday values at their own preferred frequency using their own preferred pricing sources without relying on an IIV. Accordingly, Applicants do not believe that the concerns that the Commission identified in the Denial Notice regarding the reliability of the IIV as a primary pricing signal for ETFs in the absence of full portfolio transparency are relevant to the Funds. In addition, because a Proxy Portfolio can serve as an effective hedge portfolio for market makers, market makers would be able to manage their risk such that they could make markets in Shares at prices that are closely aligned to the NAV per Share, even during times of stressed or volatile market conditions, which was another Commission concern expressed in the Denial Notice.

Any profits that are generated as a result of arbitrage transactions would not be a result of any unjust discriminatory or preferential treatment between arbitrageurs and ETF investors. Such profits would result from a trading strategy that is unique to arbitrageurs and that benefits all investors as it works to reduce the difference between NAV and secondary market price. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares.

Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

31 See Precidian ETFs Trust, et al., Investment Company Act Release No. 31300 (Oct. 21, 2014) (notice), at 15-17 (“Denial Notice”).

32 Although such ETFs are index-based, because the portfolio of an unaffiliated index ETF may only be a representative sample of the corresponding index, and because the index may not be publicly disclosed in any event, index values and index components may not add any meaningful transparency. In addition, index values can be susceptible to the same criticisms as made by the Commission about the reliability of the IIV.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief.

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust... by the depositor thereof.

Section 17(a)(2) makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.” Section 2(a)(9) of the Act defines “control” as

...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”). A large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Section 17(a)(l) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.33 Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund. Both the deposit procedures for in-kind purchases of Creation Units of Shares and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the limited circumstances described in Section III.C.3. above, the Creation Basket composition used for purchases or for redemptions will be the same regardless of the identity of the purchaser or redeemer.

The Creation Basket will be based on the Proxy Portfolio, which is designed to approximate the value and performance of the Actual Portfolio. All Creation Basket instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of the purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.

In addition, Applicants note that the ability of a Fund to take deposits and make redemptions in-kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares by reducing Transaction Fees applicable to purchases and redemptions of Shares.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants also contend that, with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Thus, Applicants request the Order under Sections 6(c) and 17(b) in respect of Section 17(a)(1) and 17(a)(2).

D.	Section 12(d)(1) of the 1940 Act.

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

33 Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.34 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.35 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”36

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).37 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).38

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund, and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

34 House Hearing, 76th Cong., 3d Sess., at 113 (1940).

35 Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

36 House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

37 See, H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

38 REPORT OF THE SECURITIES AND EXCHANGE COMMISSION ON THE PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Directors or Trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in Financial Industry Regulatory Authority (“FINRA”) Rule 2341.39

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.40 No Fund relying on the

39 Any references to FINRA Rule 2341 include any successor or replacement rule to FINRA Rule 2341 that may be adopted by FINRA.

40 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

Section 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

E.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief.

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are sub-advised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d) (1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.41

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

F.	Discussion of Precedent.

The ETF Relief and Section 12(d)(1) Relief are substantially the same as relief previously granted by the Commission, except that the Funds would not provide full portfolio transparency, as discussed above.42 The request to permit the Funds to apply for a separate exemptive order that incorporates by reference all the terms and conditions of this Application and any amendments thereto follows the approach that the Commission recently permitted with respect to the first application to permit exchange-traded managed funds.43 Similarly, the parameters and arguments for the relief from Section 17(a) to permit certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind is consistent with the relief that the Commission has granted to exchange-traded managed funds, another type of exchange-traded product that does not provide full portfolio transparency, and certain index-based ETFs that are not required to daily disclose portfolio holdings and whose Creation Baskets are not proportional slices of those ETFs’ portfolios.44

41 To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

42 See supra, note 1.

43 Eaton Vance Management, et al., 1940 Act Release Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order).

44 See, e.g., Vanguard Index Funds, et al., 1940 Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order) (File No. 812-12094); Vanguard Index Funds, et al., 1940 Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 29, 2003) (order) (File No. 812-12912).

VI.	Conditions.

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.	ETF Relief.

1.    As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on a Stock Exchange.

2.    Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company, mutual fund, or fully-transparent ETF. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.    The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. The website will also disclose for each Fund’s most recent fiscal year the median bid/ask spread for a Share.

4.    On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website a Proxy Portfolio for that day.

5.    The Adviser or any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.    Each Fund will provide Commission staff with periodic reports on a confidential basis containing such information as the Commission staff may request.

7.    Each Fund and each person acting on behalf of a Fund45 will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it expressly applied to them.46

8.    The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed ETFs that disclose a Proxy Portfolio on each Business Day, without fully disclosing their Actual Portfolio at the same time.

9.    Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, all written agreements (or copies thereof) between an Authorized Participant and the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of Creation Units.

45 For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 CFR 243.101(c).

46 See Selective Disclosure and Insider Trading, Release No. IC-24599 (Aug.15, 2000).

B.	Section 12(d)(1) Relief.

1.    The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.    No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.    The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.    Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.    The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.    No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.    The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.    Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.    Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.    Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.    Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12.    No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VII.	Procedural Matters.

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6 (c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Natixis ETF Trust II

By:	/s/ David L. Giunta
David L. Giunta
Sole Initial Trustee

Natixis Advisors, L.P.

By:	Natixis Distribution Corp., as general partner

By:	/s/ Russell L. Kane
Russell L. Kane
Executive Vice President, General Counsel, Secretary and Clerk

VERIFICATION

RULE 0-2(d)

NATIXIS ETF TRUST II

The undersigned states that he has duly executed the attached Application dated November 9, 2018 for and on behalf of Natixis ETF Trust II; that he is the Sole Initial Trustee of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Natixis ETF Trust II

By:	/s/ David L. Giunta
David L. Giunta
Sole Initial Trustee

VERIFICATION

RULE 0-2(d)

NATIXIS ADVISORS, L.P.

The undersigned states that he has duly executed the attached Application dated November 9, 2018 for and on behalf of Natixis Distribution Corp., as general partner of Natixis Advisors, L.P.; that he is the Executive Vice-President, General Counsel, Secretary, and Clerk of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Natixis Advisors, L.P.

By:	Natixis Distribution Corp., as general partner

By:	/s/ Russell L. Kane
Russell L. Kane
Executive Vice President, General Counsel, Secretary and Clerk

RESOLUTIONS OF NATIXIS ETF TRUST II

RESOLVED, that the preparation and filing with the SEC on behalf of the Trust of an application for an order of exemption under Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act requesting to permit the operations of, and the offering of shares, of actively-managed, non-transparent exchange-traded funds, and the sale of those shares to other investment companies beyond the limits of Section 12(d)(1) of the 1940 Act (the “Exemptive Application”), and any amendments and restatements thereof be, and it hereby is, authorized and approved, and the Initial Trustee of the Trust be, and hereby is, authorized and directed to prepare, execute and file with the SEC the Exemptive Application and any and all amendments to said Exemptive Application.